Sub-Item 77O Rule 10f-3 Transaction 1. Dreyfus A Bonds Plus, Inc.

On January 1, 2008, Dreyfus A Bonds Plus, Inc. (the "Fund"), purchased $210,000 of a corporate bond issued by Kroger Co (6.15% 01/15/2020 CUSIP No: 501044CH2) the "Bonds") at a purchase price of $99.749 per unit. The Bonds were purchased from an underwriting syndicate of which BNY Capital Markets, Inc., an affiliate of the Fund, was a member. BNY Capital Markets, Inc. received no benefit in connection with the transaction. The following is a list of the syndicate's primary members:

Citigroup Global Market RBS Greenwich Capital Bank of America Securities The Bank of New York CastleOak Securities JP Morgan Lazard Capital Markets Rabobank Nederland US Bank

Accompanying this statement are materials presented to the Board of Trustees of the Fund, which ratified the purchase as in compliance with the Fund’s Rule 10f-3 Procedures, at the Fund’s Board meeting held on July 15, 2008.

2. Dreyfus A Bonds Plus, Inc.

On February 5, 2008, Dreyfus A Bonds Plus, Inc. (the "Fund"), purchased $27,125 of a corporate bond issued by Lehman Brothers (A1/Moody’s A-S&P and A+Fitch) CUSIP No: 5252OW317) the "Bonds") at a purchase price of $25.00 per unit. The Bonds were purchased from an underwriting syndicate of which BNY Capital Markets, Inc., an affiliate of the Fund, was a member. BNY Capital Markets, Inc. received no benefit in connection with the transaction. The following is a list of the syndicate's primary members:

Lehman Brothers & Co;
Citibank
Bank of America
Merrill Lynch & Co
Morgan Stanley
UBS Investment Bank
Wachovia Securities
RBC Capital Markets
Suntrust Robinson Humphrey
Wells Fargo Securities
Bank of New York Mellon

Accompanying this statement are materials presented to the Board of Trustees of the Fund, which ratified the purchase as in compliance with the Fund’s Rule 10f-3 Procedures, at the Fund’s Board meeting held on July 15, 2008.